NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS THIRD QUARTER AND NINE-MONTH 2013 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 12, 2013 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and nine month periods ended September 30, 2013.

Third Quarter 2013 Business Highlights and Recent Developments

•	Awarded $172.7 million in damages by an Orlando, Florida jury for Qualcomm’s direct and indirect infringement of four ParkerVision patents.

o	Jury determined that Qualcomm infringed all 11 claims of all four asserted patents and for all accused Qualcomm products.

o	Jury further determined that all 11 claims were valid.

o	Damages are for infringing products shipped in the U.S. only.

o	Request for post-verdict relief from Qualcomm’s continued infringement is expected to be filed with the Court by early December.

•	Introduced new RF component products targeted at commercial, industrial and military markets.

•	Awarded two new U.S. patents and a patent in four European countries during the third quarter of 2013.

o	Worldwide patent portfolio has increased in 2013 by 12% to 236 total issued patents.

•	Ended the third quarter with $23.1 million in cash and marketable securities.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased with the jury verdict in our patent infringement litigation against Qualcomm. We are also looking forward to a final judgment from the Federal District court in Orlando on post-trial matters, including our request for ongoing relief from Qualcomm’s continued infringement of our patents.  This win provides an important leverage point for the Company as we actively pursue opportunities for our technologies, both in potential licensing and product development activities.  Our financial position is solid and provides us the necessary capital to pursue the next steps for our Company.”

Third Quarter 2013 Financial Results

•	Net loss in the third quarter of 2013 was $6.4 million, or $0.07 per common share, as compared to a net loss of $5.0 million, or $0.06 per common share, for the third quarter of 2012.

•	Cash used for operations in the third quarter of 2013 was approximately $3.9 million as compared to $2.9 million during the third quarter of 2012.

•	The year-over-year increases in net loss and use of cash were both the result of a $1.1 million increase in fees and expenses related to our patent infringement litigation.

Year to Date 2013 Financial Results

•
Net loss for the nine months ended September 30, 2013 was $20.0 million, or $0.23 per common share, as compared to a net loss of $14.1 million, or $0.19 per common share, for first nine months of 2012. The year-over-year increase in net loss for the nine months ended September 30, 2013 was the result of a $2.4 million increase in fees and expenses related to our patent infringement litigation and a $2.7 million increase in non-cash share-based compensation expense.

•
Cash used for operations in the first nine months of 2013 was approximately $13.0 million, as compared to $9.9 million during comparable period in 2012.  The year-over-year increase in cash used is primarily a result of increased litigation fees and expenses.

Conference Call

The Company will host a conference call and webcast on November 12, 2013 at 4:30 p.m. Eastern to review its third quarter 2013 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2012 and the Form 10Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		MaryBeth Csaby
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2013	2012	2013	2012
Service revenue	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross margin	-	-	-	-

Research and development expenses	2,512	2,131	7,453	5,959
Marketing and selling expenses	436	418	1,259	1,176
General and administrative expenses	3,495	2,480	11,355	7,050
Total operating expenses	6,443	5,029	20,067	14,185

Interest and other income and interest expense	19	10	54	37

Net loss	$(6,424)	$(5,019)	$(20,013)	$(14,148)

Basic and diluted net loss per common share	$(0.07)	$(0.06)	$(0.23)	$(0.19)

Weighted average shares outstanding	90,961	78,814	87,609	73,687

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)
	September 30, 2013	December 31,
	(unaudited)	2012
Cash and available for sale securities	$23,077	$8,340
Prepaid and other current assets	691	977
Property and equipment, net	341	404
Intangible assets, net	8,674	8,978
Other assets	23	21
Total assets	32,806	18,720

Current liabilities	2,946	2,142
Long term liabilities	14	58
Shareholders’ equity	29,846	16,520
Total liabilities and shareholders’ equity	$32,806	$18,720

###